Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Alexco Resource Corp. ("Alexco" or the "Company")
Suite 1225, Two Bentall Centre
555 Burrard Street, Box 216
Vancouver, BC V7X 1M9

ITEM 2.	DATE OF MATERIAL CHANGE

March 29, 2017

ITEM 3.	NEWS RELEASE

Issued on March 29, 2017 and distributed through the facilities of Marketwired.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced the amendment of the silver purchase agreement with Silver Wheaton Corp. and the release of an independent technical report dated March 29, 2017 with an effective date of January 3, 2017 entitled “Preliminary Exconomic Assessment of the Keno Hill Silver District Project, Yukon, Canada”.

The Company also reported financial results for the fourth quarter and year ended December 31, 2016.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

See news releases attached as Schedule "A" and Schedule "B".

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact: Clynton R. Nauman, President and Chief Executive Officer
Telephone: (604) 633-4888

ITEM 9.	DATE OF REPORT

April 11, 2017

Schedule "A"
News Release dated March 29, 2017

Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill

VANCOUVER, March 29, 2017 /CNW/ - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) ("Alexco" or the "Corporation") is pleased to announce the amendment of the silver purchase agreement (the "Amended SPA") with Silver Wheaton Corp. ("Silver Wheaton"). In addition, Alexco announces the release of an independent technical report dated March 29, 2017 with an effective date of January 3, 2017 entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada" (the "PEA"). Note that all dollar amounts referenced herein are in Canadian ("Cdn") dollars unless indicated otherwise.

Highlights of the Amended SPA:

•	The per ounce production payment on streamed silver changes from US$3.90 per ounce ("/oz") of silver delivered to Silver Wheaton to a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices.
•	The increased production payments in lower silver price and/or lower silver grade environments increases the flexibility of Alexco to process lower grade ore and sustain mining operations during periods of lower silver prices and does so without limiting the upside opportunity of either Alexco or Silver Wheaton in higher price and grade environments.
•	The variable production payment will increase overall mining efficiency of the typically high grade silver deposits in the Keno Hill Silver District ("KHSD") while also accommodating lower grade deposits or discoveries which might otherwise be uneconomic.
•	As consideration, Alexco has agreed, subject to TSX and NYSE-MKT approval, to issue Silver Wheaton three million ("M") common shares of Alexco.

Alexco President and CEO, Clynton Nauman, commented, "The Amended SPA is an exceptional outcome for Alexco. Most importantly, it places the Keno Hill Silver District clearly on a path toward redevelopment and ultimately a production decision. Furthermore, we appreciate the endorsement of Silver Wheaton through its strategic shareholding in Alexco, an endorsement which we believe reflects confidence in a future of sustained silver production at Keno Hill as well as recognition of the proven exploration upside and highly prospective nature of the district."

"We have long felt that Keno Hill is one of the most prospective silver districts in the world, and the success Alexco has had with Flame & Moth and, more recently, Bermingham confirms our view," said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. "We believe that the amendments we have made today will be mutually beneficial to both Silver Wheaton and our partner Alexco and will result in silver once again being mined from Keno Hill."

Highlights of the PEA:

•	Alexco's project pre-tax and after-tax net present value ("NPV") is $104.3 M and $79.4 M (5% discount rate), respectively, and pre-tax and after-tax internal rate of return ("IRR") is 89% and 75%, respectively, at assumed silver prices of US$18.60/oz in 2018 and US$19.35/oz in 2019 through 2025.
•	At current spot metal prices and US/Cdn foreign exchange rate (March 29, 2017), the project has a pre-tax and after-tax NPV of $121.1 M and $90.5 M (5% discount rate), respectively, and a pre-tax and after-tax IRR of 92% and 78%, respectively.
•	Average annualized mill throughput is 143,000 tonnes per year over an eight year period at an average feed grade of 843 grams per tonne ("g/t") silver ("Ag"), 3.3% lead ("Pb"), 4.6% zinc ("Zn") and 0.39 g/t gold ("Au").
•	Payable production is anticipated to be a total of approximately 25.1 M ounces of silver, 77.3 M pounds ("lbs") of zinc, 67 M lbs of lead and 4,870 ounces of Au over an eight (8) year mine life. Average annualized payable silver production is 3.5 M ounces per year, with the initial three years of annualized payable silver production averaging 4.1 M ounces per year.
•	Initial capital costs of $27 M are estimated to achieve production and positive cash flow with less than one year payback.

In addition, upon achieving commercial production, Alexco has calculated all-in sustaining costs ("AISC") (contained silver, by-product basis) over LOM to be US$13.51/oz of silver (including direct operating costs, sustaining capital, the Silver Wheaton stream, corporate general and administrative and ongoing surface exploration costs), and AISC over the first full three (3) years of production to be US$12.18/oz of silver.

Mr. Nauman commented, "The results reflected in this PEA are the culmination of three years of work conducted during a period of low silver prices and suspended operations, a period during which we continued systematic exploration and in-fill drilling to add approximately 900,000 tonnes of potentially mineable material at the Flame & Moth and Bermingham deposits containing more than 23 M ounces of silver at an indicated resource grade of approximately 800 g/t silver. It goes without saying that we intend to continue our exploration efforts in 2017 alongside increased surface and underground activity as we prepare the district for a production decision."

Preliminary Economic Assessment

The updated PEA includes current Mineral Resource statements for the Bermingham, Flame & Moth, Bellekeno, Lucky Queen and Onek deposits. The PEA also reflects the Amended SPA variable production payment imputed on the basis of the assumed pricing model. The PEA was compiled by Roscoe Postle Associates Inc. ("RPA") with contributions from a team of qualified persons, and assesses expanded operations for production of silver, lead, zinc and gold in the KHSD.

Key PEA metrics (and assumptions) are as follows:

Consolidated mine production	1,021,000 tonnes
Consolidated production grade	843 g/t Ag, 0.4 g/t Au, 3.3% Pb, 4.6% Zn
Mill throughput LOM (tonnes per day ("tpd")	Average annual 390 tpd
Mill recoveries LOM	Average Ag 97%, Au 70%, Pb 94.7%, Zn 88%
Concentrate produced (Dry Metric Tonnes ("DMT"))	49,243 DMT Pb con, 83,453 DMT Zn con
Total payable metal production	Ag 25.1M oz, Au 4,870 oz, Pb 67.0 M lbs, Zn 77.3 M lbs
Production cost (mining, milling and G&A)	$325 per tonne of ore
Net Smelter Return per tonne of ore (after incorporation of Amended SPA)	$565 per tonne of ore
Total capital (life of mine)	$102.5 M, including $55.4 M underground development
Initial capital to achieve positive cash flow	$27 M
Net Cash Contribution Pre-Tax	$139.7 M
IRR Pre-tax	89%
NPV Pre-tax (5%)	$104.3 M
Net Cash Contribution After Tax	$107.7 M
IRR After Tax	75%
NPV After Tax (5%)	$79.4 M
Prices (2018 – 2025) Used in PEA

Ag US$18.60/oz initially then $19.35/oz long-term, SLW Ag

average US$6.16/oz,  Pb US$1.00/lb initially then $0.94/lb

long-term, Zn US$1.20/lb initially then $1.00/lb long-term,

Au US$1,300/oz, USD/CDN 0.76 initially then 0.79 long-term

The 1,021,053 tonnes of the consolidated mine production includes 2% from inferred mineral resources.  Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.  Furthermore, the PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and there is no certainty that the PEA will be realized.

The PEA contemplates the sequential development and production from four (4) mines over a nine (9) year period, beginning with an advanced underground exploration program at Bermingham and followed in late 2017 by underground development of the Flame & Moth deposit. Commencement of development and construction remains dependent on a number of factors, including receiving all appropriate permits and regulatory authorizations, Alexco's expectations regarding market prices for Ag, Pb and Zn as well as the US-Canadian dollar exchange rate, and the availability of development capital.  Additionally, a production decision, which is made without a feasibility study of mineral reserves demonstrating economic and technical viability, carries additional potential risks which include, but are not limited to, the risk that additional detailed work may be necessary with respect to mine design and mining schedules, metallurgical flow sheets and process plant designs, and the inherent risks pertaining to the inclusion of approximately 2% inferred mineral resources in the mine plan.

Mining

The PEA lays out a mine plan centered on Flame & Moth production which provides 67% of total LOM mill feed. Supplemental mine production is sourced from the Bellekeno deposit early in the production period followed by the Bermingham mine and Lucky Queen mine production later in the period.  The LOM production schedule includes an annualized average of 390 tpd over an eight year period.  Nominal production rates are 250 tpd for Bellekeno, 130 tpd for Lucky Queen, 140 tpd for Bermingham and 260 tpd for Flame & Moth. Mining methods are predominantly mechanized cut and fill with a trend toward long hole and drift and fill mining methods in areas of increased deposit thickness.

Processing and Infrastructure

The Keno District Mill Facility has a nameplate capacity of 408 tpd and employs conventional crushing, grinding, differential flotation and dewatering processes to produce a Pb concentrate, a Zn concentrate and a filtered tailings product for storage in an established Dry Stacked Tailings Facility or used underground as backfill. Ag and Pb minerals are recovered together in the Ag-Pb bulk concentrate and Zn minerals in a separate Zn concentrate.

Prior to resumption of plant operations an additional 1.8m x 3m, 130 kW ball mill (purchased, on site) will be installed to provide expanded grinding capacity ahead of the flotation circuit.  Locked and open cycle flotation tests on all deposits plus prior operating performance results indicate that average lead concentrate grades during commercial production will be in the order of 65% Pb and 17,000 g/t Ag.

Capital Costs

Initial capital costs of $27 M are estimated to achieve production and positive cash flow. The primary components of this include approximately $12 M of the initial capital to establish access and underground infrastructure at the Flame & Moth deposit and $8.7 M to complete the advanced exploration program at Bermingham, including underground equipment rebuilds and purchase.

Other

All of the regulatory approvals required for mining and processing activities associated with the Bellekeno and Lucky Queen deposits are currently in place. With the exception of the Water-Use License, all of the regulatory approvals required for mining and processing activities associated with the Flame & Moth deposit are currently in place.   Preliminary mine planning has been completed for the Bermingham deposit, and permitting for the advanced underground exploration phase of the project is underway.

Silver Wheaton Amended Silver Purchase Agreement

On March 29, 2017 the Corporation and Silver Wheaton entered into an amendment agreement to the Silver Purchase Agreement, originally dated October 2, 2008 (the "Original SPA") as follows:

•	Silver Wheaton will continue to receive 25% of the life of mine payable silver from the KHSD. The production payment (originally US$3.90 per ounce) will be based on monthly silver head grade and monthly silver price;
•	The actual monthly production payment will fall within a defined grade and pricing range governed by upper and lower numeric criteria (ceiling grade/price and floor grade/price) pursuant to the following formula:
(Ceiling Grade – Deemed Shipment Head Grade)	X	(Ceiling Price – Deemed Shipment Silver Price)	X	Market Price
(Ceiling Grade – Floor Grade)		(Ceiling Price – Floor Price)

	Floor Grade	=	600 g/t Ag
	Floor Price	=	US$13/oz Ag
	Ceiling Grade	=	1,400 g/t Ag
	Ceiling Price	=	US$25/oz Ag
	Deemed Shipment Head Grade	=	Calculated monthly mill silver head grade
	Deemed Shipment Silver Price	=	Average monthly silver price
	Market Price	=	Spot silver price prior to day of sale

For clarification, using the PEA's average feed grade of 843 g/t and today's approximate silver spot price of $18 would result in the following production payment from Silver Wheaton:

(1,400g/t – 843g/t)	X	(US$25 –US$18)	=	0.406 X US$18.00 = US$7.31/oz Ag
(1,400g/t – 600g/t)		(US$25 – US$13)
(Cdn equivalent - $9.78/oz Ag)
•	The 400 tpd mine and mill completion test date is extended to December 31, 2019; and
•	The Silver Wheaton area of interest remains one (1) km around existing Alexco holdings in the KHSD.

As consideration of the foregoing amendments, the Corporation has agreed, subject to TSX and NYSE-MKT approval, to issue 3,000,000 shares to Silver Wheaton with a fair value of US$4,934,948. The volume weighted average trading price of the Corporation's common shares for the five days prior to March 29, 2017 was $2.20 on the TSX.

Fort Capital Partners has acted as a financial advisor to Alexco in connection with the restructuring of the SPA.

National Instrument 43-101 and Qualified Persons

The technical information in this news release has been reviewed and approved by Torben Jensen, P. Eng. of RPA, an independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

The PEA was compiled by RPA with contributions from a team of Qualified Persons as defined by NI 43-101as follows:

•	Torben Jensen, P.Eng. and R. Dennis Bergen, P.Eng. of RPA
•	Jeff Austin, P. Eng of International Metallurgical and Environmental Inc.
•	Gilles Arseneau Ph.D., P.Geo. of SRK Canada Inc.
•	David Farrow, Pr.Sci.Nat, P.Geo. of Geostrat Consulting Inc.

All Mineral Resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101 guidelines.  The PEA is available under Alexco's profile on SEDAR at www.sedar.com.

About Alexco

Alexco owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical KHSD located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Please visit the Alexco website at www.alexcoresource.com

Statements in this news release that are not historical facts are "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities laws and the United States private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements").Forward-looking statements include, but are not limited, statements concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds and the proposed issuances of securities to Silver Wheaton and Fort.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental or regulatory approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices; that all necessary approvals and consents, including regulatory approval of the proposed share issuances will be obtained in a timely manner and on acceptable terms.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

SOURCE Alexco Resource Corp.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/29/c5769.html

%CIK: 0001364128

For further information: Clynton R. Nauman, President and Chief Executive Office; Mike Clark, Chief Financial Officer, Phone: (604) 633-4888, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 22:30e 29-MAR-17

Schedule "B"
News Release dated March 29, 2017

Alexco Reports Fourth Quarter and Year End 2016 Results

VANCOUVER, March 29, 2017 /CNW/ - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) ("Alexco" or the "Corporation") today reports financial results for the fourth quarter and year ended December 31, 2016.  All figures are expressed in Canadian dollars unless otherwise stated.  For the fourth quarter of 2016 Alexco recorded a net loss of $1.8 million ("M") or $0.02 per share, including $0.7 M in depreciation and other non-cash costs. Alexco Environmental Group ("AEG") recorded revenues of $11.4 M for the year ended December 31, 2016, with an annual gross profit of $2.9 M, achieving a gross margin of 25.2%.  For the full year 2016 Alexco recorded a net loss of $4.4 M or $0.05 per share, including $3.2 M in depreciation, share-based compensation expense and other non-cash costs offset by a gain of $2.7 M on investments held. The working capital position at year end was $23.4 M.

2016 Highlights

•	Improving and strong unrestricted cash position with cash and cash equivalents at December 31, 2016 of $20.4 M and net working capital of $23.4 M compared to $8.2 M and $12.6 M, respectively, at December 31, 2015.
•	The Corporation completed its 2016 Bermingham diamond drill program at Keno Hill with 50 holes for a total of 17,371 meters ("m"). Drill results extended the previously defined Arctic Zone of silver mineralization and outlined a new zone of high grade silver mineralization beginning approximately 160m from surface and extending at least 270m down plunge.
•	On May 17, 2016, the Corporation closed a non-brokered private placement of units of the Corporation ("Units") at a price of $1.20 per Unit pursuant to which the Corporation issued 10,839,972 Units for aggregate gross proceeds of $13,007,966.
•	4,364,575 warrants were exercised for proceeds of $6.2 M.
•	Investments in marketable securities were disposed of for proceeds of $1.8 M and a pre-tax realized gain of $1.5 M. In addition, warrants held as an investment had a pre-tax fair value measurement adjustment increase of $1.2 M.
•	AEG, recognized revenues of $11.4 M in 2016 for a gross profit of $2.9 M and a gross margin of 25.2%.
•	A performance bond was released to Alexco in the amount of $3.8 M (US$2.9 M) related to the AEG's Globeville Smelter Project in Denver Colorado.

Highlights Subsequent to 2016

•	The Corporation announced an updated mineral resource estimate for the Bermingham deposit, expanding the indicated mineral resources from 5.2 M ounces to 17.3 M ounces while inferred mineral resources increased from approximately 0.7 M ounces to 5.5 M ounces of contained silver.
•	Alexco released an updated National Instrument 43-101 compliant Preliminary Economic Assessment ("PEA") for its 100% owned Keno Hill Silver District in Canada's Yukon Territory ("KHSD PEA") and announced an amended silver purchase agreement (the "Amended SPA") with Silver Wheaton Corp. ("Silver Wheaton") (see news release dated March 29, 2017 entitled "Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill").
•	Investments in marketable securities were disposed of for proceeds of $2.0 M and a pre-tax realized gain of $1.8 M.
•	Alexco entered into a non-binding Letter Agreement with Banyan Gold Corp. ("Banyan") to option up to 100% of Alexco's McQuesten property located in the KHSD. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum of $2.6 M in exploration expenditures, issue 1.6 M shares, pay a total of $2.6 M in cash or shares and grant Alexco a 6% Net smelter return ("NSR") royalty with buybacks totalling $7 M to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

Alexco's President and Chief Executive Officer Clynt Nauman said, "A lot was accomplished by Alexco in 2016, nothing more important than our exploration success at Bermingham along with raising additional capital, establishing the portal for our Flame & Moth underground access and commencing an updated Keno Hill Preliminary Economic Assessment subsequently completed in March 2017.  With the March 29, 2017 announcement of a Silver Wheaton amended silver purchase agreement, Alexco launches into 2017 squarely focused on moving forward with additional surface exploration, underground exploration and development, mill upgrades, and preparation of a prefeasibility level study, all necessary steps on the way to a final production decision."

Summary Financial Results and Information

(expressed in thousands of dollars, except per share amounts)	Three Months Ended December 31		Year Ended December 31
	2016	2015	2016	2015

Environmental services revenue	2,939	4,128	11,361	14,662

Gross profit from environmental services	881	611	2,866	3,251

Loss before taxes	(1,579)	(1,765)	(3,967)	(6,616)
Net loss	(1,761)	(1,502)	(4,359)	(5,509)
Total comprehensive loss	(1,893)	(1,539)	(4,111)	(6,037)
Loss per share – basic and diluted	($0.02)	($0.02)	($0.05)	($0.08)
Cash flows consumed from operating activities	(1,156)	(905)	(4,608)	(4,391)

Keno Hill Silver District PEA

On March 29, 2017, Alexco announced the release of an independent technical report with an effective date of January 3, 2017 prepared by Roscoe Postle Associates Inc. ("RPA") entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada" (the "PEA").

Highlights of the revised PEA include:

•	Alexco's project pre-tax and after-tax net present value ("NPV") is $104.3 M and $79.4 M (at a 5% discount rate), respectively, and pre-tax and after-tax internal rate of return ("IRR") is 89% and 75%, respectively, at assumed silver prices of US$18.60/oz in 2018 and US$19.35/oz in 2019 through 2025.
•	At current spot metal prices and US/Cdn foreign exchange rate (as of March 27, 2017), the project has a pre-tax and after-tax NPV of $121.1 M and $90.5 M (at a 5% discount rate), respectively, and a pre-tax and after-tax IRR of 92% and 78%, respectively.
•	Average annualized mill throughput is 143,000 tonnes per year over an eight year period at an average feed grade of 843 grams per tonne ("g/t") silver ("Ag"), 3.3% lead ("Pb"), 4.6% zinc ("Zn") and 0.39 g/t gold ("Au").
•	Payable production is anticipated to be a total of approximately 25.1 M ounces of silver, 77.3 M pounds ("lbs") of zinc, 67 M lbs of lead and 4,870 ounces of Au over an eight (8) year mine life. Average annualized payable silver production is 3.5 M ounces per year, with the initial three years of annualized payable silver production averaging 4.1 M ounces per year.
•	Initial capital costs of $27 M are estimated to achieve production and positive cash flow with less than one year payback.

In addition, upon achieving commercial production, Alexco has calculated all-in sustaining costs ("AISC") (contained silver, by-product basis) over LOM to be US$13.51/oz of silver (including direct operating costs, sustaining capital, the Silver Wheaton stream, corporate general and administrative and ongoing surface exploration costs), and AISC over the first full three (3) years of production to be US$12.18/oz of silver.

Amended Silver Purchase Agreement with Silver Wheaton

On March 29, 2017 the Corporation and certain of its subsidiaries and Silver Wheaton entered into an amendment agreement to the Silver Purchase Agreement (the "Amended SPA") pursuant to which, among other things, the following amendments were made to the Silver Purchase Agreement:

•	Silver Wheaton will continue to receive 25% of the life of mine payable silver from the KHSD. The production payment (originally US$3.90 per ounce) will be based on monthly silver head grade and monthly silver price.
•	The actual monthly production payment will fall within a defined grade and pricing range governed by upper and lower numeric criteria (ceiling grade/price and floor grade/price) pursuant to the following formula:
(Ceiling Grade – Deemed Shipment Head Grade)	X	(Ceiling Price – Deemed Shipment Silver Price)	X	Market Price
(Ceiling Grade – Floor Grade)		(Ceiling Price – Floor Price)

	Floor Grade	=	600 g/t Ag
	Floor Price	=	US$13/oz Ag
	Ceiling Grade	=	1,400 g/t Ag
	Ceiling Price	=	US$25/oz Ag
	Deemed Shipment Head Grade	=	Calculated monthly mill silver head grade
	Deemed Shipment Silver Price	=	Average monthly silver price
	Market Price	=	Spot silver price prior to day of sale

•	The date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2019;
•	The Silver Wheaton area of interest remains one (1) km around existing Alexco holdings in the KHSD.

In consideration of the foregoing amendments, the Corporation has agreed, subject to TSX and NYSE-MKT approval, to issue 3,000,000 shares to Silver Wheaton with a fair value of US$4,934,948.

Keno Hill Exploration and Development

2017 Exploration Program
The Corporation has planned a surface exploration program of approximately 12,000m surface diamond drilling budgeted to cost $3.2 M primarily to further explore structural targets in the immediate vicinity of the Bermingham area. The bulk of the surface exploration will be conducted in the summer with results expected to be released no later than the fourth quarter of 2017.

The Corporation is also planning an underground exploration program at the Bermingham prospect. Subject to permitting, an exploration decline will be driven 600m and approximately 5,000m of infill and confirmation drilling will be completed for a total estimated cost of $8.7 M (including underground equipment rebuilds and purchase). The timeline and costs incorporate management's estimates for the necessary permits required to carry out the development of the Bermingham exploration decline; permitting uncertainty and delays may cause timelines and costs to increase.

2016 Exploration Program
The Corporation completed an exploration program totalling 50 holes for 17,371m of surface diamond drilling to follow up on prior identification of high grade silver results at the Bermingham prospect. A total of $3.4 million was invested in an expanded exploration program, the majority funded by way of a $3 million flow-through financing in December 2015. The Corporation expended an additional $300,000 to gather geotechnical and hydrogeological information, as well as undertake a preliminary metallurgical program to test the Bermingham mineralization. Interim drill results on 18 holes were released on September 13, 2016 (see September 13, 2016 press release entitled "Alexco Confirms, Expands High Grade Silver Zone at Bermingham Deposit; Drilling Continues") with the final results of the final 32 of 50 drill holes released on December 8, 2016 (see December 8, 2016 press release entitled "Alexco expands Bermingham Silver Deposit, Initial Tests Confirm Excellent Metallurgical Performance").

Other Development
In October the Company completed installation of the underground portal and infrastructure at the Flame & Moth deposit and drove the first 20m of the production ramp. This will allow resumption of development activities to begin at full scale in the future. This ramp will ultimately be driven to the upper production levels of the Flame & Moth silver deposit.

The Corporation also completed a mill maintenance program in 2016. Additionally, a mechanical assessment and maintenance of equipment was part of the routine process of maintaining operating assets in a condition where resumption of processing operations could be completed.

Permitting

As a result of the Company filing an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit, the Quartz Mining License ("QML") required that Alexco increase its posted security from $4.2 M to $6.3 M. On July 26, 2016 the Corporation posted the additional $2.1 M in cash for security and is currently working with the Yukon Government to substitute a portion of the cash posted in exchange for a pledge of assets.

The Company expects a Water Use License amendment hearing to occur in the second quarter of 2017, which is the final remaining permit required to commence mining operations at the Flame & Moth deposit.

The Corporation plans to drive an underground exploration decline 600m at the Bermingham deposit, which will require an amendment to its Class IV permit. This is expected to be received by the end of the second quarter of 2017 although delays can occur in the Yukon permitting process as a result of changing laws, regulations and policies in the environmental assessment process.

Alexco Environmental Group

In 2016 Alexco Environmental Group ("AEG"), recognized revenues of $11.4 M in 2016 for a gross profit of $2.9 M and a gross margin of 25.2% compared to revenues of $14.7 M in 2015 for a gross profit of $3.3 M and a gross margin of 22.2%. The increase in gross margin from the prior year was primarily due to AEG reducing third party work on both external projects and for the Keno Hill Reclamation Plan.  The reduction in revenue was primarily due to the bulk of Keno Hill Reclamation Plan being developed in 2015 and then entering the review stage of the process in 2016, which involved less billable work to be performed by AEG. Furthermore, in the US a decrease in revenues resulted from the substantial completion of the Globeville project in Colorado in 2015.

AEG is successfully operating two major water treatment facilities in the US, the Gold King and Schwartzwalder plants, as well as four smaller water treatment facilities at Keno Hill in Canada.

At the Gold King Project in southern Colorado, the US Environmental Protection Agency authorized an expansion of the plant to approximately double the treatment capacity of the IWTP. Construction related to this and upgrades were completed in 2016. AEG has been awarded an extension to operate Gold King the IWTP to the end of 2017.

On the Globeville Smelter Project, a Completion Report, which documents the work completed at the site and the monitoring results, was submitted to the State of Colorado in July 2016. The Completion Report triggered the release of $3.8 M (US$2.9 M) to AEG with the remaining $522,000 (US$398,000) to be held as a performance bond for a period up to 2 years.

Financial

Alexco's cash and cash equivalents at December 31, 2016 totaled $20.4 M compared to $8.2 M at December 31, 2015, while net working capital totaled $23.4 M compared to $12.6 M for the same dates.  In addition, the Corporation's restricted cash and deposits at December 31, 2016 totalled $6.9 M compared to $8.9 M at December 31, 2015. With its cash resources and net working capital on hand at December 31, 2016, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs, environmental services business and corporate offices and administration as planned for 2017.

Financial Report and Conference Call for Fourth Quarter and Year End 2016

Full details of the financial and operating results for the year ended December 31, 2016 are described in Alexco's consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on the Company's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00a.m. Eastern (8:00 a.m. Pacific) on Thursday, March 30, 2017.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-888-504-7961
Dial from outside Canada or the US:	1-647-792-1278
Conference ID #:	4158221
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, who is a Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical KHSD located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Please visit the Alexco website at www.alexcoresource.com

Certain statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production,  the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

SOURCE Alexco Resource Corp.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/29/c2556.html

%CIK: 0001364128

For further information: Clynton R. Nauman, President and Chief Executive Officer; Michael Clark, Chief Financial Officer, Phone: (604) 633-4888, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 22:55e 29-MAR-17